U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to
              Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Deutsche Telekom AG
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     (Last)               (First)                 (Middle)


     Friedrich - Ebert - Allee 140
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                                    (Street)


     Bonn                Germany                 53113
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     (City)               (State)                 (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Sprint Corporation (FON)
     Sprint Corporation (PCS)
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3.   IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

     N/A
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4.   Statement for Month/Year

     9/99
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [   ]   Director                             [ X ]   10% Owner
     [   ]   Officer (give title below)           [   ]   Other (specify below)

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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [ X ] Form filed by one Reporting Person
     [   ] Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                    6.
                                                                 4.                  5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:     7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                          2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                        Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security         Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                                                                                   10.
                                                                                                      9.           Owner-
                                                                                                      Number       ship
                                                                                                      of           Form
               2.                                                                                     Deriv-       of
               Conver-                    5.                              7.                          ative        Deriv-   11.
               sion                       Number of                       Title and Amount            Secur-       ative    Nature
               or                         Derivative    6.                of Underlying      8.       ities        Secur-   of
               Exer-             4.       Securities    Date              Securities         Price    Bene-        ity:     In-
               cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of       ficially     Direct   direct
               Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-   Owned        (D) or   Bene-
1.             of       action   Code     of(D)         (Month/Day/Year)            Amount   ative    at End       In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or       Secur-   of           direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)      Date     Expira-            Number   ity      Month        (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion               of       (Instr.  (Instr.      (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)     (D)  cisable  Date     Title     Shares     5)       4)           4)       4)
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
FON Common                                                                FON Common
Stock-         1 for 1  9/30/99  P*        375,702 (A)  N/A      N/A      Stock-      375,702  $39.32   87,336,738**   D     N/A
Series 3                                                                  Series 1
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PCS Common                                                                PCS Common
Stock-         1 for 1  9/30/99  P*        146,556 (A)  N/A      N/A      Stock-      146,556  $44.75   28,405,274**   D     N/A
Series 3                                                                  Series 1
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

Explanation of Responses:

* These transactions represent shares of PCS Common Stock-Series 3 and shares of FON Common Stock-Series 3 of Sprint Corporation ("Sprint") purchased by Deutsche Telekom AG ("DT") from Sprint pursuant to the equity purchase rights contained in the Amended and Restated Stockholders' Agreement, dated as of November 23, 1998, among France Telecom S.A. ("FT"), DT and Sprint.

** DT and FT may be deemed members of a group. DT holds 43,118,018 shares of Class A Common Stock, 6,846,265 shares of PCS Common Stock-Series 3 and 44,218,720 shares of FON Common Stock-Series 3 of Sprint, and FT holds 43,118,018 shares of Class A Common Stock, 6,243,153 shares of PCS Common Stock-Series 3 and 43,892,316 shares of FON Common Stock-Series 3 of Sprint. DT disclaims beneficial ownership of shares held by FT for reporting purposes on this Form 4. Each share of Class A Common Stock of Sprint can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of PCS Common Stock-Series 3 (or, in certain circumstances, PCS Common Stock-Series 1) of Sprint. Each share of PCS Common Stock-Series 3 and FON Common Stock-Series 3 of Sprint can be converted in certain circumstances into one share of PCS Common Stock-Series 1 and FON Common Stock-Series 1, respectively, of Sprint.

                         DEUTSCHE TELEKOM AG


                         /s/    Kevin Copp                      10/8/99
                    BY:  --------------------------------      ----------
                         Name:  Kevin Copp                        Date
                         Title: Head of International
                                Legal Affairs
                         **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).